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                              May 10, 2022

       James Rhee
       Chief Executive Officer
       Spark I Acquisition Corp
       3790 El Camino Real
       Unit #570
       Palo Alto, CA 94306

                                                        Re: Spark I Acquisition
Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 13,
2022
                                                            CIK No. 0001884046

       Dear Mr. Rhee:

              We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted April 13, 2022

       Risk Factors, page 57

   1. We note that you have identified the courts of the State of New York or the United States
                                                        District Court for the
Southern District of New York as the exclusive forum for litigation arising out of or
relating to the warrant agreement, including under the Securities Act.
                                                        However, Section 9.03
of the Form of Warrant Agreement, filed as exhibit 4.4, states that unless the Company
consents in writing to the selection of an alternative forum, the federal district courts
of the United States of America shall be the exclusive forum for the resolution of any
complaint asserting a cause of action arising under the Securities Act.
                                                        Please reconcile these
statements.
 James Rhee
Spark I Acquisition Corp
May 10, 2022
Page 2

       You may contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Joseph Ambrogi at 202-551-4821 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                          Sincerely,
FirstName LastNameJames Rhee
                                                          Division of
Corporation Finance
Comapany NameSpark I Acquisition Corp
                                                          Office of Real Estate
& Construction
May 10, 2022 Page 2
cc:       Andrew Hoffman, Esq.
FirstName LastName